Filed by Helmerich & Payne, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933
                                   and deemed filed pursuant to Rule 14a-12
                                     of the Securities Exchange Act of 1934

          Subject Company: Helmerich & Payne Exploration and Production Co.
                                             Commission File No.:132-02238



Slide 1

Helmerich & Payne International Drilling Co.
[graphic omitted]
February 26 & 27, 2002



Slide 2
Helmerich & Payne Rig Locations
[graphic omitted
68     U.S. Rigs
 4     Management Contracts
 2     New Platform Rigs, Construction
 5     New FlexRig(TM), Construction
20     New FlexRig(TM), on Order
33     International Rigs



Slide 3

Rig Status as of 25 February 2002           Rigs          Rigs Working/          %
                                          Available        contracted           Activity

U.S. Land, FlexRig(TM)                    29                   29                  100%
U.S. Land, Conventional                   29                   18                   62%
U.S. Platform                             10                    8                   80%
International Land                        33                   19                   58%
                                          --                   --                    --
                                          101                  74                   73%
Total

Platform Rig Construction                  2                    2
FlexRig(TM) Construction                   5
FlexRigs(TM) on Order                     20
Management Contracts                                            4
                                                               --
Total Rigs Working/contracted                                  80



Slide 4
Helmerich & Payne International Drilling Co.

What makes H&P attractive in an upturn?

    o  A successful, long-term strategy
    o Good performance in strong and
      weak markets
    o Building leverage for the upturn:
      The FlexRig(TM) Story



Slide 5

Helmerich & Payne International Drilling Co.

Long-Term Strategy

o   Safety, value and performance leader in
         the field
o   Understand and exceed the customers'
     service values and expectations

1. Safety

2. Personnel

3. Systems

4. Well performance

5. Customers



Slide 6

H&P - Rig 167 Texas Panhandle
[graphic omitted]







                  0                                                TD
                                                              AFE  16.8 Days
              1,000                               Technical Limit  14.2 Days
                                                3 Well Avg Actual  10.4 Days
              2,000
                                          AFE Days Saved: 3 Wells  19.2 Days
              3,000

              4,000
Depth (ft)
              5,000

              6,000

              7,000

              8,000

              9,000

                     0     3     6     9     12     15     18     21
                                         Days



Slide 7

H&P - Rig 166 South Texas
[graphic omitted]


                  0                                                     TD
                                                              AFE       72 Days
              2,000                                         Actual      59 Days

              4,000                                     AFE Days Saved: 13 Days

              6,000

              8,000
Depth (ft)
             10,000

             12,000

             14,000

             16,000

             18,000

                   0   5   10   15   20   25   30   35   40   45   50   55   60   65   70   75   80   85
                                                    Days




Slide 8

U.S. Customers
Working/Contracted rigs on 25 Feb 2002

                            Land Rigs        Platform Rigs
Majors                         29                 13*
Large independents              7
Small independents             11
                               --                 ---
Total rigs                     47                 13*


*Includes three management contracts



Slide 9

Helmerich & Payne International Drilling Co.

What makes H&P attractive in an upturn?

o  A successful, long-term strategy
o  Good performance in strong and
   weak markets
o  Building leverage for the upturn:
   The FlexRig(TM) Story



Slide 10

EBITDA & Operating Income ($MM)

[graphic omitted]



$180                          International                               $180
                              Domestic
$150                          Total Operating Income                      $150

$120                                                                      $120

 $90                                                                       $90

 $60                                                                       $60

 $30                                                                       $30

  $0                                                                        $0
     1992  1993   1994   1995   1996   1997   1998   1999   2000   2001



Slide 11

Helmerich & Payne International Drilling Co.

What makes H&P attractive in an upturn?

 o A successful, long-term strategy

 o Good performance in strong and
   weak markets

 o Building leverage for the upturn:

       The FlexRig(TM) Story



Slide 12

U.S. Land Rigs & Well Depths 1982 - 2001
[graphic omitted]



                                                62% of Total Rigs Operating
                         29%
         5%
    3%
1%                                              Well Depth
                                                >20,000'
1983                                            17,501'-20,000'
                                                15,001'-17,500'
  1986                                          10,001'=15,000'
                                                0-10,000'
    1989

      1992

        1995

         1998
               2%   4%   7%   43%   44%
            2001



Slide 13

Strengths of H&P Highly Mobile Rigs

1.        Safety:           During 1998-2001, 36% lower
                            Recordable Incident Rate vs.
                            H&P conventional rigs

2.        Activity          96% activity for all highly
                            mobile rigs since July 1994



Slide 14

Strengths of H&P Highly Mobile Rigs

3.  Fast move times -- South Texas



                                    Mobile                    Conventional
                                     Rigs    FlexRigs(TM)        Rigs
Drawworks HP rating                 1200       1500                1500
Depth Capacity                    8-14,000'  8-18,000'        14-20,000'
# Wells                              466        257                 49
Avg. move: days / miles           2.3 / 25    2.4 / 40          6.7 / 67



Slide 15

Strengths of H&P FlexRigs(TM)
4.   Flexible Depth Range
[graphic omitted]
     Wells drilled by R168 Nov '99 - Feb '02



                                    6              6
              5
# Wells




                         2

            8-9000'   9-11,000'   11-14,000'   14-18,000'



Slide 16

Helmerich & Payne International Drilling Co.


Rigs Available for Work
                                   Feb 01     Feb 02      Sept 02        Dec 02     June 03
U.S. Land, FlexRig(TM)               17        29            39            44          54
U.S. Land, Conventional              22        29            29            29          29
U.S. Platform                        10        10            12            12          12
International Land                   40        33            33            33          33
Total rigs available                 89       101           113           118         128



Slide 17

Helmerich & Payne International Drilling Co.

Summary

o   H&P is focused on drilling
o   Best activity rates and margins
o   Building leverage for the upturn



Slide 18

Helmerich & Payne International Drilling Co.

[graphic omitted]

Invitation to visit a FlexRig(TM) during OTC, May 6-9
  o   Visit the H&P fabrication facility in Houston
  o   New FlexRig(TM) 210 completed, and Rigs 211
      & 212 under construction




FORWARD-LOOKING STATEMENTS

         It should be noted that this announcement contains certain statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed spin-off and merger, its effect on future earnings, cash flow or other operating results, the expected closing date of the proposed spin-off and merger, any other effect or benefit of the proposed spin-off and merger, the tax treatment of the proposed spin-off and merger and the combined company, market prospects, and any other statements that are not historical facts. H&P and Key strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed spin-off and merger, closing conditions not being satisfied, general market conditions prevailing in the exploration for and development and production of oil and gas (including inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes), operating hazards and delays, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in H&P's and Key's filings with the Securities and Exchange Commission (the "SEC"), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. H&P and Key undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.


ADDITIONAL INFORMATION

         In connection with the proposed spin-off and merger, Key and Cimarex will file a proxy statement/prospectus with the SEC. Investors and security holders are urged to carefully read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about Key and H&P's oil and gas division, without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to either: Key Production Company, Inc., 707 Seventeenth Street, Suite 3300, Denver, Colorado 80202,
Attention: Sharon M. Pope, Assistant Corporate Secretary; telephone 303-295-3995, fax: 303-295-3494, or Helmerich & Payne, Inc, Utica at
Twenty-First Street, Tulsa, Oklahoma 74114, Attention: Steven R. Mackey, Corporate Secretary; telephone 918-742-5531, fax 918-743-2671.


PARTICIPANTS IN SOLICITATION

         H&P, Cimarex, Key and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Key's shareholders in connection with the proposed merger. Information concerning Key's participants in the solicitation is set forth in Key's proxy statement dated April 26, 2001, which is filed with the SEC. Hans Helmerich, Douglas E. Fears and Steven R. Mackey are currently directors of Cimarex, and each of them and Steven R. Shaw are currently officers of Cimarex (the "Cimarex Participants"). None of the Cimarex Participants beneficially owns any shares of Cimarex common stock. The Cimarex Participants are all executive officers of H&P. Information concerning H&P's participants in the solicitation is set forth in H&P's proxy statement dated January 25, 2002, which is filed with the SEC. Key's shareholders may obtain additional information about the interests of all such participants in the proposed merger by reading the proxy statement/prospectus when it becomes available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.